UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 19, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our TWSE MOPS filings on April 19, 2024.

Date of announcement: 2024/04/19

Subject: The subsidiary of the Company, ChipMOS TECHNOLOGIES (BVI) LTD., announced a change of the trading counterparties for the sale of interest equity in Unimos Microelectronics (Shanghai) Co., Ltd. Besides the counterparties, there is no change to the transaction including the financial terms.

Date of events: 2024/04/19

To which item it meets: paragraph 20

Statement:

1. Date of occurrence of the event: 2024/04/19

2. Date of the original announcement and reporting: 2023/12/21

3. Summary of the content originally announced and reported:

Disposal of 45.0242% of equity interests in Unimos Microelectronics (Shanghai) Co., Ltd. by ChipMOS TECHNOLOGIES (BVI) LTD., a subsidiary of the Company

4. Reason for change and its main content:

For the buyer’s capital allocation and company name change within its group companies, after the negotiation among all counterparties, it has been agreed to change the buyer under the original contract to the following entities : “Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.)”, “Suzhou Puhua Xincheng Venture Capital Partnership (Limited Partnership)”, “Suzhou Xingwei Enterprise Management Partnership (Limited Partnership)”, “Gongqingcheng Yuanjing Venture Capital Fund Partnership Enterprise (Limited Partnership)”, “Guangdong Core Future Phase I Venture Capital Fund Partnership (Limited Partnership)”, “Xiamen Dili Hongxin Venture Capital Partnership Enterprise (Limited Partnership)”, “Zhuhai Hongcun Zhengxin Enterprise Management Partnership (Limited Partnership)”, “Zhuhai Hongcun Lixin Enterprise Management Partnership (Limited Partnership)”, “Zhuhai Hongcun Yuxin Enterprise Management Partnership (Limited Partnership)”, “Zhuhai Hongcun Runxin Enterprise Management Partnership (Limited Partnership)”, “Yangzhou Junchun Venture Capital Partnership (Limited Partnership)” and “Tianjin Hengding Investment Partnership (L.P.)”.

The above-mentioned buyer entities will inherit the rights and obligations of the buyer under the original contract and continue to execute this case.

5. Effect on the Company’s finance and business after the change: None

6. Any other matters that need to be specified: None